

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2025

Donna Blackman
Chief Financial Officer
Stride, Inc.
11720 Plaza America, 9th Floor
Reston, VA 20190

> **Re: Stride, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2024**
> **File No. 1-33883**

Dear Donna Blackman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Greer McMullen, General Counsel